EXHIBIT 1

SOURCE:  JINPAN INTERNATIONAL LIMITED
CONTACT: MR. MARK DU - 201-227-0680
WEBSITE: WWW.JSTUSA.NET

             JINPAN INTERNATIONAL LIMITED (AMEX TICKER SYMBOL "JST")
                 REITERATES ESTIMATE OF 25% ANNUAL SALES GROWTH


HAINAN - CHINA -DECEMBER 13, 2002 Jinpan International Limited, ("JST") a British Virgin Islands corporation and listed on the American Stock Exchange Ticker symbol "JST" today announced that Jinpan reiterates its prior estimate of 25 % annual sales growth for 2002. Net income however will be affected by the following factors: Jinpan entered into a settlement for a claim in the amount $178,280 and incurred costs to close its Vermont operation in August of this year. This settlement was made to avoid the potential of a future lawsuit and preserve certain commercial relationships, which Jinpan believes will be beneficial in achieving its future sales growth.